EXHIBIT 99.1

30 January 2020
National Grid plc (‘National Grid’ and ‘Company’)
Chairman Succession

National Grid today announces that following nearly nine years at the Company, Sir Peter Gershon has informed the Board of his intention to step down as Chairman and that the Board has started the process to find a successor.
Sir Peter has been Chairman of National Grid since 1 January 2012, following his appointment to the Board on 1 August 2011 as Deputy Chairman.  In the 2018/19 Annual Report and Accounts we informed investors that, due to the need to maintain continuity of knowledge and experience during the conclusion of the RIIO-T2 process, the Nominations Committee had determined that it would be in the Company’s best interests for Sir Peter to remain as Chairman for up to an additional year past his nine-year tenure to 2021.
The Nominations Committee, led by Senior Independent Director Mark Williamson, is overseeing the externally supported search for a suitable successor, ahead of making a formal recommendation to the Board.
Sir Peter will be standing for re-election at the Company’s AGM in July 2020 and, in order to facilitate an effective succession, it is intended that he remains as Chairman until his successor has been successfully onboarded.

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